Geogreens

Profit and Loss
January - February, 2023

	TOTAL
Income	
Refunds Given	136.26
Sales of Product Income	7,155.49
Sales of Product Income - Client Advancement	24,339.60
Total Sales of Product Income	**31,495.09**
Services	22,912.47
Uncategorized Income	0.00
Service/Fee Income - Mercer County One Sto	1,023.00
Total Uncategorized Income	**1,023.00**
Total Income	**$55,566.82**
Cost of Goods Sold	
Cost of goods sold	0.00
Supplies & materials - COGS	0.00
Supplies & Materials - COGS - Growing Medium	1,576.34
Supplies & Materials - COGS - Bulk Packaging	931.78
Supplies & Materials - COGS - Labeling	329.60
Supplies & Materials - COGS - Nutrient Mix	722.52
Supplies & Materials - COGS - PH Balancing & H202	152.80
Supplies & Materials - COGS - Seeds	447.70
Total Supplies & materials - COGS	**4,160.74**
Total Cost of goods sold	**4,160.74**
Shipping, Freight & Delivery - COS	0.00
Shipping, Freight & Delivery - COS - Taping, Wrapping, and Boxing	12.77
Total Shipping, Freight & Delivery - COS	**12.77**
Total Cost of Goods Sold	**$4,173.51**
GROSS PROFIT	**$51,393.31**
Expenses	
Contract labor	6,778.97
Entertainment - Educational Book Creation	415.00
General business expenses	0.00
Bank fees & service charges	3.00
Office/General Administrative Expenses - Virtual Assistant	99.95
Uniforms	11.99
Total General business expenses	**114.94**
Insurance	0.00
Business insurance	271.84
Total Insurance	**271.84**

	TOTAL
Interest paid	0.00
Business loan interest	956.71
Total Interest paid	**956.71**
Lease buyout	2,416.22
Meals	0.00
Meals with clients	133.89
Total Meals	**133.89**
Office expenses	0.00
Office supplies	96.88
Shipping & postage	16.07
Software & apps	186.65
Total Office expenses	**299.60**
Other Business Expenses - Buffer	2,086.29
Other Business Expenses - Credit Repair	26.65
Other Miscellaneous Service Cost - Ph2. Expansion Design	495.00
Other Miscellaneous Service Cost - Website Maintenance	75.00
Payroll expenses	0.00
Taxes	455.04
Wages	3,840.00
Total Payroll expenses	**4,295.04**
QuickBooks Payments Fees	3.42
Rent	2,017.90
Repairs & maintenance	25.59
Supplies	0.00
Grow Equipment	290.36
Grow Supplies	76.75
Total Supplies	**367.11**
Utilities	0.00
Phone service	272.62
Total Utilities	**272.62**
Workers Comp Insurance	150.99
Total Expenses	**$21,202.78**
NET OPERATING INCOME	**$30,190.53**
Other Income	
Interest earned	0.53
Late Fee Income	18.46
Total Other Income	**$18.99**
Other Expenses	
Ph. 2 Expansion	19.95

Geogreens

Profit and Loss

January - February, 2023

	TOTAL
Vehicle expenses	0.00
Vehicle gas & fuel	312.02
Vehicle insurance	26.00
Vehicle repairs	28.78
Total Vehicle expenses	**366.80**
Total Other Expenses	**$386.75**
NET OTHER INCOME	$ -367.76
NET INCOME	$29,822.77

Geogreens

Balance Sheet

As of February 28, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	4,252.58
Checking	122,003.82
PayPal Bank	-1,678.40
QuickBooks Checking Account	2,202.39
Savings	2,000.96
Total Bank Accounts	**$128,781.35**
Accounts Receivable	
Accounts Receivable (A/R)	1,130.71
Total Accounts Receivable	**$1,130.71**
Other Current Assets	
Employee cash advances	1,160.00
Payments to deposit	1,808.82
Uncategorized Asset	2,307.23
Total Other Current Assets	**$5,276.05**
Total Current Assets	**$135,188.11**
TOTAL ASSETS	**$135,188.11**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
New Jersey Division of Taxation Payable	19.15
Other Current Liabilities - Credit Card Payments	-3,681.17
Out Of Scope Agency Payable	0.00
Payroll Liabilities	0.00
Federal Taxes (941/944)	758.80
Federal Unemployment (940)	23.04
NJ Income Tax	30.70
NJ Quarterly Taxes	156.86
Total Payroll Liabilities	**969.40**
Short-term business loans	73,948.97
Total Other Current Liabilities	**$71,256.35**
Total Current Liabilities	**$71,256.35**
Long-Term Liabilities	
Long-term business loans	12,005.00
Total Long-Term Liabilities	**$12,005.00**
Total Liabilities	**$83,261.35**

Geogreens

Balance Sheet

As of February 28, 2023

	TOTAL
Equity	
Grant Income	48,565.03
Opening balance equity	1,031.55
Partner Contributions	204,263.52
Retained Earnings	-244,935.22
Shareholders' equity	13,179.11
Net Income	29,822.77
Total Equity	**$51,926.76**
TOTAL LIABILITIES AND EQUITY	**$135,188.11**

Geogreens

Statement of Cash Flows

January 1 - March 15, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	29,295.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	4,500.14
Employee cash advances	-150.00
New Jersey Division of Taxation Payable	2.25
Other Current Liabilities - Credit Card Payments	-305.00
Payroll Liabilities:Federal Taxes (941/944)	948.50
Payroll Liabilities:Federal Unemployment (940)	28.80
Payroll Liabilities:NJ Income Tax	46.05
Payroll Liabilities:NJ Quarterly Taxes	196.08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**5,266.82**
Net cash provided by operating activities	**$34,562.34**
FINANCING ACTIVITIES	
Opening balance equity	0.00
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$34,562.34**
Cash at beginning of period	95,142.28
CASH AT END OF PERIOD	**$129,704.62**